Filed by International General Insurance Holdings Ltd.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiberius Acquisition Corporation
Commission File Number: 001-38422
Date: October 11, 2019

Office 606, Level 6, Tower 1 Al Fattan Currency House International Financial Centre, PO Box 506646 Dubai, United Arab Emirates

International General Insurance Holdings Company
Announces NASDAQ Public Listing Facilitated by a
Business Combination with Tiberius Acquisition
Corporation Investor Conference Call

Company Participants
●	Andrew Poole, CIO, Tiberius Acquisition Corporation
●	Wasef Jabsheh, Vice Chairman & CEO, International General Insurance
●	Waleed Jabsheh, President, International General Insurance

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, ladies and gentlemen. Thank you for standing by, and welcome to the International General Insurance (IGI) and Tiberius Acquisition Corp. Investor Conference Call and Webcast.  We appreciate everyone joining us today.

Please note that the press release issued and related SEC documents can be found on the Tiberius Acquisition Corp. website at www.tiberiusco.com.  In addition, the investor presentation that will be referenced as part of today’s discussion has been posted on Tiberius’s website and is available for download.  Please review the disclaimers included in the investor presentation.

Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any equity, debt or other financial instruments of IGI or Tiberius Acquisition Corp. or any of IGI or Tiberius’s affiliate securities as such terms are defined under U.S.
Federal Securities Laws.

The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose.  The information contained herein does not purport to be all inclusive.  The presentation includes non-IFRS financial measures such as net operating income. Please refer to the corresponding investor presentation for more detail regarding non-IFRS financial measures. Pro forma net operating income includes incremental public company costs and excludes non-recurring expenses.

Our non-IFRS financial measures should not be considered as alternatives to International Financial Reporting Standards or IFRS measures such as net income and net operating income or any other IFRS measures of liquidity or financial performance.

In connection with the proposed transaction, IGI Holdings will file with the Securities and Exchange Commission a registration statement on Form F-4, which will include a prospectus with respect to the securities to be issued to Tiberius shareholders in connection with the proposed business combination with IGI and Tiberius and a proxy statement with respect to the Tiberius stockholder meeting to vote on the proposed transaction.

The registration statement will contain important information about the proposed business combination and related matters.  Hosting today’s call from Tiberius is Andrew Poole, Chief Investment Officer; and from IGI, Wasef Jabsheh, Founder, Vice-Chairman and CEO; and Waleed Jabsheh, President.

I will now turn the call over to Andrew Poole.

Andrew Poole
Thank you operator and welcome everyone to the IGI-Tiberius conference call.  I am excited to share with you that the signing of a definitive business combination agreement to facilitate the NASDAQ public listing of International General Insurance Holdings.

IGI, as it’s known in the marketplace, anticipates a pro-forma market capitalization greater than $550 million at closing in Q1 2020.  Assuming no redemptions, the transaction will add approximately $120 million of equity to IGI’s balance sheet. The transaction financing, which is fully committed at the minimum monetary threshold, will consist of cash in trust, redemption waivers, sponsor backstops and concurrent common stock private placements from leading institutional investors.

Let me start by providing background on Tiberius.  Michael Gray and I launched an IPO of Tiberius Acquisition Corp. for the purpose of seeking to deploy capital in a business combination with a target company in the insurance sector.  On March 15, 2018, we completed our IPO which ultimately raised $172.5mm of equity capital plus an additional $25mm in the form of equity forward purchase commitment.  We focused on insurers with strong management teams, and intelligent entrepreneurial cultures that could utilize our capital and the experience of our management team and the Board to take advantage of improving P&C underwriting conditions and evolving industry landscape.  The business combination with IGI is perfectly aligned with our directive.

IGI is one of the preeminent MENA and London based commercial underwriters with a 17-year track record of exceptional total value creation (defined as tangible book value growth plus dividends). The company has created total value of 361% for its shareholders since inception through superior and nimble underwriting and disciplined capital management.

IGI’s business consists of 17 different business lines spanning across attractive specialty and niche products in 200 plus countries and territories with a business plan to selectively expand into new specialty lines and markets, including a potential entry into the US E&S market.  A large majority of IGI’s business is individually underwritten with a small proportion that is profitable reinsurance treaty business. For the past ten years, IGI has delivered a 90% average combined ratio despite the impact of market catastrophe losses in 2017 and 2018. Its market-respected and highly-accomplished management team will sign long term employment contracts which gives us confidence that IGI will utilize its new capital with a continued focus on shareholder returns driven by an underwriting profitability first mantra.

It is important to note that IGI’s 17-year track record of total value creation did not involve the use of any financial leverage.  Intangibles represent only 1% of total IFRS book value and reserves are supported by rigorous reserving processes.  We should also highlight that they have historically kept a very conservative investment portfolio philosophy with cash assets at approximately 50% of the portfolio currently.  That will change going forward as the company opportunistically moves cash into highly rated short term fixed income securities generating additional yield without a meaningful change in its conservative financial positioning.

Now, let me turn the call over to Wasef Jabsheh, Founder, Vice Chairman and CEO of IGI to go over IGI’s storied history and unique approach and position in the market.

Wasef Jabsheh
Thank you Andrew.  Good morning to everyone and a special welcome to our new and future shareholders.  We at IGI look forward to building on our success with you and the Tiberius team as our new partners.

Founded in 2001, IGI has built an international insurance and reinsurance company with a worldwide portfolio of 17 lines of business including: Energy, Property, Construction & Engineering, Ports & Terminals, Financial Institutions, General Aviation, Professional Indemnity, Casualty, Directors’ and Officers’, Political Violence, Forestry and Treaty Reinsurance.  We have a presence in Bermuda, London, Dubai, Labuan and Casablanca, along with operational headquarters in Amman, Jordan.  Our international footprint provides us a competitive edge in our markets as we write business in over 200 countries and territories.

IGI management works together as a synchronized global team.  Entrepreneurial spirit is encouraged and rewarded within our company.  Our employees are solutions focused, seek new opportunities and have a mindset geared towards profitable growth and capital preservation.  We have a track record of using technical knowledge to mitigate industry risks along with a robust, actively managed reinsurance program that maintains a low volatility of earnings variability.  Slide 19 of the investor presentation posted to both the Tiberius and IGI investor relations website helps to quantify our historical earnings volatility.  IGI’s story has been one of disciplined, methodical profitable growth driven by strong underwriting results.  We have achieved this through strict underwriting control, whilst maintaining a high quality of written business.

As a family-run company, we have always emphasized profitability and prudence over growth as stewards of our capital and our shareholders’ capital.  Although we will be much larger after this transaction, management will continue to run the business as they have by remaining agile, and targeting profitable pockets of growth in areas of the market where we see opportunity.  We have never chased the top line at the expense of profits and investors can count on us to be responsible cycle managers as we have consistently demonstrated with our proven track record.

Today, we move from a privately held company to a public company but the core philosophy of the business remains unchanged.  We are even better positioned to continue focusing on existing clients while also servicing new clients in new jurisdictions. Being a publicly traded company will not change our philosophy to always settle legitimate claims quickly and differentiate ourselves on service.  Clients and brokers choose IGI for our expertise, market-leading service and reputation for stable management and capital security.

I understand the importance of client service as many of my clients have been with me for decades.  My industry experience as an insurance and reinsurance leader spans over 50 years. I was instrumental in establishing Abu Dhabi National Insurance Company in 1973, and founding Middle East Insurance Brokers in 1990 and International Marine & General Insurance Co. in 1991 which was sold to HCC in 1994.  IGI was founded in 2001 to not only take advantage of changing market conditions but also to fill a specific need for a locally based Middle East partner. You will see on Slide 6 that from a humble beginning with one office and $50 million in capital, we are now a truly international business with a pro forma market capitalization of more than $550 million (assuming no redemptions). My management team and I led this evolution and plan to be at the helm of IGI for the long term to secure its future and continued success. I look forward to meeting many of our new partners in the coming months ahead.

Before turning the call over to Waleed Jabsheh to provide additional information about IGI, I would like to thank the employees and partners of IGI for their dedication and hard work.  The best is truly yet to come and I look forward to many shared successes in the coming months and years.

Waleed Jabsheh
Thank you, Wasef.  I too would like to send a warm welcome to our new and prospective investors and echo the enthusiasm that both Andrew, Wasef and our employees have for this transaction.

Now, I would like to share some additional details about IGI and observations on our market positioning.  Along with Wasef, I have been with IGI since its inception and am deeply proud of what we have accomplished.  IGI possesses a scalable and highly efficient infrastructure and cost-efficient operations in Amman, Jordan, and is well-positioned to capitalize on recent developments in the London and Middle East insurance markets:
-	Lloyd’s is increasingly focused on portfolio remediation to improve underwriting profitability.
-	Capacity reductions and complete withdrawals from several classes have been occurring and continue to do so.
-	Several players have exited the Middle East markets entirely.

-
Looking toward our strategy for utilizing additional capital, we will look to increase support to our current clients generating organic growth while working to potentially enter new markets such as the US E&S markets

-	We are looking at setting up a Belgian based EU subsidiary and potentially re-entering a niche segment of the marine hull market.
-
Longer term, we have the option to reactivate IGI’s existing Lloyd’s coverholder platform called North Star and leverage our core underwriting skills to manage third-party capital which will allow us to add scale and earnings without incremental balance sheet or underwriting risk.

I would also like to highlight that IGI is debt free today and expected to be debt free at close in Q1 2020.  That said, over-time we will always evaluate market conditions and determine the best sources of capital to finance growth, enhance ROE and further take advantage of market conditions and growth opportunities.

Lastly, I would like to share with you that AM Best recently upgraded the financial strength and credit rating of IGI to a coveted “A” (Excellent) with a stable outlook.  AM Best said that the rating upgrade reflected IGI’s balance sheet strength, which it categorized as “very strong”, and cited our strong operating performance, limited business profile and appropriate enterprise risk management (ERM).  The ratings upgrade is a significant achievement for IGI and a testament to our dedicated and committed employees.

To close, I want to thank our outstanding employees for the value they have helped to create and their hard work to date.  We are all excited for the next chapter in the IGI evolution.

I will now turn the call back over to Andrew to review some technical details of the transaction.

Andrew Poole

Thank you, Waleed. I’d like to share some information about the transaction structure with you:

1.
Under the terms of the transaction as I mentioned up front, the estimated public market capitalization of the company will be approximately $550 million assuming there are no redemptions by Tiberius’s shareholders.

2.
Pro-forma ownership is expected to consist of 43% of Tiberius shareholders inclusive of PIPE and forward purchase investors, 55% of IGI shareholders including 24% held by the Jabsheh Family and 2% of the SPAC sponsors.  This information can also be found on slide 25 of the posted presentation.

3.
Based on our assumed pro forma capitalization, IGI is expected to have approximately $120 million of additional equity capital at close relative to its current $316 million book value at June 30th 2019.  This implies an estimated Price/Book multiple of 1.26x.  We believe this is a very attractive entry point for investors as it represents a significant discount to the mean and median price to book multiples of publicly listed specialty insurer and reinsurer peers in the US, UK and Bermuda.  Also, IGI has historically retained a 40% payout ratio resulting in a meaningful yearly regular dividend that is typically higher than most of its peers. You can find more detailed information about transaction metrics on slide 26 along with some peer comparison data on slide 37.

As discussed earlier, the existing management team will enter into long-term employment contracts and will continue to prudently run the company just like they have over the last 17 years.  We expect to close the transaction in Q1 2020 subject to regulatory and Tiberius’s shareholder approval and other customary closing conditions. Tiberius and Lagniappe Ventures, Tiberius’s Sponsor, are honored to partner with IGI as new shareholders and providers of growth capital for the next phase of the company.

I encourage all new and prospective investors to review the investor presentation posted to the Tiberius and IGI investor relations website for further details on the transaction, valuation, peer analysis and future value levers.

Operator
Thank you. This concludes today’s conference call. You may now disconnect.

Important Information About the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, IGI Holdings intends to file a registration statement on Form F-4 (the “F-4”) with the Securities and Exchange Commission (the “SEC”) which will include a prospectus with respect to IGI Holding’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius’s stockholder meeting at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read, when available, the F-4 and the amendments thereto and other information filed with the SEC in connection with the proposed transaction, as these materials will contain important information about IGI, Tiberius, and the proposed transaction. When available, the proxy statement contained in the F-4 and other relevant materials for the proposed transaction will be mailed to stockholders of Tiberius as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the F-4 and other documents filed with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

Participants in the Solicitation:
Tiberius, IGI, IGI Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius’s stockholders with respect to the proposed transaction. A list of the names of Tiberius’s directors and executive officers and a description of their interests in Tiberius is contained in Tiberius’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants will be contained in the F-4.

IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers will be included in the F-4 when available.

No Offer or Solicitation:
This document shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.